September 26, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Celeste Murphy

Re:	The Telx Group, Inc.
Request to Withdraw Registration Statement on Form S-l (File No. 333-165554)

Ladies and Gentlemen:

On behalf of The Telx Group, Inc., a Delaware corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-165554), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2010 and amended on May 6, 2010, May 26, 2010, June 30, 2010, August 18, 2010, November 8, 2010, March 21, 2011, May 23, 2011 and June 7, 2011. The Company has determined not to conduct the offering of securities contemplated in the Registration Statement because the Company was acquired for cash consideration. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, Michael L. Zuppone, Esq. of Paul Hastings LLP at (212) 319-4090.

If you have any questions regarding this application for withdrawal, please contact Michael L. Zuppone, Esq. of Paul Hastings LLP at (212) 318-6906.

Sincerely,

The Telx Group, Inc.

By:	/s/ Christopher W. Downie
Name:	Christopher W. Downie
Title:	President and Chief Financial Officer

1 State Street	21st floor	New York	NY 10004	T. 212.480.3300	F. 212.480.8384	www.telx.com